Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 8, 2018

Relating to Preliminary Prospectus Supplement dated January 8, 2018

Registration No. 333-209447

ANNALY CAPITAL MANAGEMENT, INC.

6.50% Series G Fixed-To-Floating Rate Cumulative Redeemable Preferred Stock

($25.00 Liquidation Preference Per Share)

Final Term Sheet

January 8, 2018

Issuer:	Annaly Capital Management, Inc.

Securities Offered:	6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	17,000,000 shares

Over-Allotment Option:	2,550,000 shares

Trade Date:	January 8, 2018

Settlement and Delivery Date:	January 12, 2018 (T + 4)

Public Offering Price:	$25.00 liquidation preference per share; $425,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $13,387,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $411,612,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, March 31, 2023, at a fixed rate equal to 6.50% per annum of the $25.00 liquidation preference ($1.625 per annum per share), and from and including March 31, 2023, at a floating rate equal to three-month LIBOR plus a spread of 4.172% per annum

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about March 31, 2018 (short first dividend) in the amount of $0.35660 per share and will be paid to the persons who are the holders of record of the Series G Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	March 31, 2023

Conversion Rights:

Share Cap: 4.32152

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 73,465,840 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series G Preferred Stock is exercised, not to exceed 84,485,716 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Use of Proceeds:

We estimate that the net proceeds of this offering will be approximately $411.2 million (or approximately $473.0 million if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to (i) redeem all of our outstanding Series E Preferred Stock, with an aggregate liquidation preference of approximately $287.5 million, plus a sum equal to all accrued and unpaid dividends on the Series E Preferred Stock, up to, but not including, the redemption date and (ii) partially redeem our outstanding Series C Preferred Stock.

We intend to use the remaining net proceeds of this offering, if any, for general corporate purposes, including, without limitation, to pay down obligations and other working capital items. We may also use the net proceeds of this offering to acquire targeted assets under our capital allocation policy, which may include further diversification of our investments in Agency MBS assets as well as residential, commercial and corporate credit assets. These investments include, without limitation, residential credit assets (including residential mortgage loans), middle market corporate debt, Agency MBS pools, to-be-announced forward contracts, adjustable rate mortgages, commercial real estate loans and securities and mortgage servicing rights.

Pending these uses, we intend to maintain the net proceeds of this offering in interest-bearing, short-term, marketable investment grade securities or (interest or non-interest bearing) checking (or escrow) accounts or money market accounts that are consistent with our intention to maintain our qualification as a REIT. These investments may include, for example, government securities other than Agency MBS, certificates of deposit and interest-bearing bank deposits. These investments are expected to provide a lower net return than we will seek to achieve from our targeted assets.

New York Stock Exchange Listing Symbol:	NLYPrG

CUSIP:	035710 862

ISIN:	US0357108622

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Keefe, Bruyette & Woods, Inc.

The issuer has filed a registration statement (including a base prospectus dated February 9, 2016) and a preliminary prospectus supplement, dated January 8, 2018 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

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